SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 11-K

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             PRIMESOURCE CORPORATION
               --------------------------------------------------
               (Exact name of registrant as specified in charter)


              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     For the year ended December 31, 1995

                        Commission File Number  0-21750
                        -------------------------------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                  MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
      ------------------------------------------------------------------
                                   (Name of Plan)

                              PRIMESOURCE CORPORATION
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                          4350 Haddonfield Road, Suite 222.
                                  Pennsauken, N.J.
                     ---------------------------------------
                     (Address of principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN





Financial Statements

Report of Independent Accountants                                         1

Statements of Net Assets Available for Benefits
with Fund Information as of December 31, 1995 and 1994                    2-3

Statements of Changes in Net Assets Available
for Benefits with Fund Information for the years ended
December 31, 1995 and 1994                                                4-5

Notes to Financial Statements                                             6-10


Supplemental Schedules

Schedule of Assets Held for Investment Purposes
as of December 31, 1995(Line 27(a))                                       11

Schedule of Reportable Transactions for
the year ended December 31, 1995(Line 27(d))                              12

REPORT OF INDEPENDENT AUDITORS



The Audit and Pension Committee
PrimeSource Corporation


We have audited the accompanying statements of net assets available for benefits of the Momentum Money-Maker 401(K) Retirement Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Momentum Money-Maker 401(k) Retirement Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Line 27a-Schedule of Assets Held for Investment Purposes and Line 27d-Schedule of reportable transactions, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fUnd information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ COOPERS & LYBRAND L.L.P.

Seattle, Washington
June 19,1996

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
As of December 31, 1995


                                                            FUND INFORMATION
                                   -------------------------------------------------------------
                                    PrimeSource     Asset       Income
                                      Common     Allocation  Accumulation   S&P 500         Loan        Total
                                    Stock Fund      Fund         Fund      Stock Fund       Fund         Plan
                                   ----------------------------------------------------------------------------

ASSETS
Investments at fair value:
    Cash and cash equivalents ...   $   51,694                                                       $   51,694
    Common stocks ...............      690,336                                                          690,336
    Collective investment funds .                $3,983,295   $2,200,994   $2,375,509                 8,559,798
    Participant loans ...........                                                       $  190,604      190,604
                                    ---------------------------------------------------------------------------

Total Investments ...............      742,030    3,983,295    2,200,994    2,375,509      190,604    9,492,432
                                    ---------------------------------------------------------------------------

Contributions receivable:
    Employer ....................                     3,130        1,101        2,629                     6,860
    Participants ................                     4,416        2,074        2,302                     8,792
                                    ---------------------------------------------------------------------------

Total Contributions Receivable ..                     7,546        3,175        4,931                    15,652
                                    ---------------------------------------------------------------------------

TOTAL ASSETS AND NET ASSETS
     AVAILABLE FOR BENEFITS .....   $  742,030   $3,990,841   $2,204,169   $2,380,440   $  190,604   $9,508,084
                                    ===========================================================================


See notes to financial statements.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
As of December 31, 1994


                                                            FUND INFORMATION
                                    -------------------------------------------------------------
                                    PrimeSource     Asset       Income
                                      Common     Allocation  Accumulation   S&P 500         Loan        Total
                                    Stock Fund      Fund         Fund      Stock Fund       Fund         Plan
                                   ----------------------------------------------------------------------------

ASSETS
Investments at fair value:
    Cash and cash equivalents ...   $   92,097                                                       $   92,097
    Common stocks ...............    1,473,546                                                        1,473,546
    Collective investment funds .                $3,153,625   $2,222,737   $1,886,436                 7,262,798
    Participant loans ...........                                                       $  251,324      251,324
                                    ---------------------------------------------------------------------------

Total Investments ...............    1,565,643    3,153,625    2,222,737    1,886,436      251,324    9,079,765
                                    ---------------------------------------------------------------------------
Contributions receivable:
    Employer ....................                     6,566        3,288        3,661                    13,515
    Participants ................                     8,864        5,073        4,247                    18,184
                                    ---------------------------------------------------------------------------
Total Contributions Receivable ..                    15,430        8,361        7,908                    31,699
                                    ---------------------------------------------------------------------------
TOTAL ASSETS AND NET ASSETS
     AVAILABLE FOR BENEFITS .....   $1,565,643   $3,169,055   $2,231,098   $1,894,344   $  251,324   $9,111,464
                                    ===========================================================================


See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
For the Year Ended December 31, 1995

                                                                FUND INFORMATION
                                      ---------------------------------------------------------------------
                                      PrimeSource       Asset        Income
                                        Common       Allocation   Accumulation       S&P 500          Loan        Total
                                      Stock Fund        Fund          Fund         Stock Fund         Fund         Plan
                                     --------------------------------------------------------------------------------------
ADDITIONS:
Investment income .................   $    55,247                  $   155,321                   $    17,453    $   228,021

Net appreciation (depreciation) in
      fair value of investments ...      (499,511)     $ 939,873                  $   691,791                     1,132,153

Contributions to the Plan:
      Employer ....................   $                   23,131         9,971         13,756                        46,858
      Participants ................                      295,090       131,849        166,265                       593,204
      Participant rollovers .......                          730       124,614          1,460                       126,804
                                      -------------------------------------------------------------------------------------

Total Additions ...................      (444,264)     1,258,824       421,755        873,272         17,453      2,127,040
                                      -------------------------------------------------------------------------------------

DEDUCTIONS:
Distributions to participants .....      (197,070)      (632,148)     (687,887)      (156,315)       (57,000)    (1,730,420)

Net transfers among funds at
      the request of participants .      (182,279)       195,110       239,203       (230,861)       (21,173)
                                      -------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS .      (823,613)       821,786       (26,929)       486,096        (60,720)       396,620

Net assets available for
      benefits at beginning of year     1,565,643      3,169,055     2,231,098      1,894,344        251,324      9,111,464
                                      -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR ........   $   742,030    $ 3,990,841   $ 2,204,169    $ 2,380,440    $   190,604    $ 9,508,084
                                      =====================================================================================


See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
For the Year Ended December 31, 1994

                                                                 FUND INFORMATION
                                      ---------------------------------------------------------------------
                                         PrimeSource       Asset        Income
                                           Common       Allocation   Accumulation       S&P 500          Loan        Total
                                         Stock Fund        Fund          Fund         Stock Fund         Fund         Plan
                                     ---------------------------------------------------------------------------------------
ADDITIONS:
Investment income ...................   $    36,602                   $    63,415                   $    16,730   $   116,747

Contributions to the Plan:
      Employer ......................         8,478    $    21,608         10,798    $    12,323                       53,207
      Participants ..................        33,352        261,824        144,495        141,451                      581,122
      Participant rollovers .........         6,868         12,921         15,400         20,611                       55,800
Transfer of net assets from T.K .....
Gray, Inc. Profit Sharing/Savings Plan    3,684,250                                                     107,739     3,791,989
                                      ---------------------------------------------------------------------------------------

Total Additions .....................     3,769,550        296,353        234,108        174,385        124,469     4,598,865
                                      ---------------------------------------------------------------------------------------
DEDUCTIONS:
Distributions to participants .......      (468,194)      (474,618)      (394,942)      (441,225)       (30,549)   (1,809,528)

Net depreciation in fair value
      of investments ................      (338,061)       (68,472)                      (16,824)                    (423,357)
Net transfers among funds at
      the request of participants ...    (3,338,552)     1,448,048        963,544        924,271          2,689
                                      ---------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS ...      (375,257)     1,201,311        802,710        640,607         96,609     2,365,980

Net assets available for
      benefits at beginning of year .     1,940,900      1,967,744      1,428,388      1,253,737        154,715     6,745,484
                                      ---------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR ..........   $ 1,565,643    $ 3,169,055    $ 2,231,098    $ 1,894,344    $   251,324   $ 9,111,464
                                       ======================================================================================

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN


NOTE A - DESCRIPTION OF THE PLAN

The Momentum Money-Maker 401(K) Retirement Plan (the "Plan") is a defined contribution investment plan. Prior to September 1, 1994, the Plan sponsor was Momentum Corporation. On September 1, 1994, Momentum Corporation merged into, and became a division of, PrimeSource Corporation ("PrimeSource"). Accordingly, effective September 1, 1994, the Plan sponsor became PrimeSource. Reference to "the Company" refers to Momentum Corporation for periods prior to September 1, 1994 and PrimeSource for periods after August 31, 1994. Reference to "Momentum" refers to Momentum Corporation for periods prior to September 1, 1994 and Momentum, a division of PrimeSource Corporation, for periods subsequent to August 31, 1994.

In addition, effective with the merger, the name of the Plan was changed from the Momentum Corporation Money-Maker 401(K) Retirement Plan to the Momentum Money-Maker 401(K) Retirement Plan.

In accordance with the merger, the Plan's Momentum common stock was converted into PrimeSource common stock at a ratio of .71 PrimeSource common share for each Momentum common share.

The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

The Plan is for all eligible salaried personnel of Momentum. The Plan consists of an employee contributory plan with a Company matching provision. Participants should refer to the Summary Plan Document for a more complete description of the Plan's provisions. Copies are available from the Plan Administrative Committee.

Contributions
Employees may contribute up to 12% of their pretax annual compensation to the Plan. Employees may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Company matching contributions, if any, are determined by the Board of Directors based on the historical performance of the Company. Company matching contributions were 10% of the first 6% of yearly compensation that the participants contributed to the Plan for the years 1995 and 1994. Employee contributions vest immediately, while the Company's matching contributions vest at the rate of 20% per year of service. Participants are fully vested in Company contributions at the completion of five years of service.

Individual   accounts  are  maintained  for  participants   that  reflect  their
respective contributions and related employer contributions and any earnings or losses on the Plan's investments.

Employee contributions are invested at the discretion of the participants in any or all of the following four funds:


          Asset Allocation Fund: Units in collective investment funds invested primarily in a mix of common stocks, long-term U.S. Treasury bonds, and money market securities.

          Income  Accumulation  Fund:  Units  in  collective   investment  funds
          invested primarily in insurance companies(GICs) and banks(BICs), synthetic GICs, adjustable rate mortgage-backed securities(ARMS), publicly traded U.S.government notes and bonds, and money market securities.

          S&P 500 Stock Fund: Units in collective investment funds invested primarily in the same stocks in the same proportions as the Standard & Poors (S&P) 500 Index.

          PrimeSource Common Stock Fund (previously Momentum Common Stock Fund):
          This fund invests primarily in PrimeSource Corporation common stock whose stock price is quoted on NASDAQ. (Effective September 1, 1994, the Plan was amended to disallow any future participant or Company contributions to this fund.)


Participants may change their investment options applicable to employee contributed funds and earnings on such funds at their discretion. The Company's matching contributions are allocated ratably to the funds based on the employees' investment options in force at the time the matching contribution is made.

All fund investments are managed by Wells Fargo Bank (the Trustee) at the direction of the Plan administrator and the Administrative Committee of the Plan. As of December 31, 1995, Barclays Bank PLC acquired the 401(k) division of Wells Fargo Bank and the assets and liabilities of the Plan were transferred to Barclays Bank PLC.

Participant Loans
The Plan includes a provision that enables participants who are employees to borrow from their account as limited by Section 72(P)(2) of the Internal Revenue Code and certain other conditions as described in the Plan document. Loans to participants from the Plan are collateralized by the borrowing participant's account in the Plan. Loans must be greater than $1,000 and may not exceed $50,000. Repayment terms generally do not exceed 5 years. In no event can the loan amount exceed 50% of the total of the participant's account. Interest is accrued at the prime lending rate plus 1% on the date of loan disbursement.

Withdrawals and Distributions
Participants are entitled to their vested benefits upon termination from the Plan. If the account balance is in excess of $3,500, the participant may elect to receive periodic installment payments over a period of up to ten years. Nonvested Company matching contributions are forfeited upon termination and offset against future Company contributions. However, if participants reenter the Plan within a five-year period, the nonvested amount is added back to their respective accounts upon repayment of amounts previously distributed to participants.

Termination
The Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all assets of the Plan will be available to participants and the rights of all participants will become 100% vested at that time.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

Valuation of Investments: Investments are stated at fair value.

Cash and cash equivalents include interest bearing cash and money-market investments are valued at amortized cost, which approximates fair value.

Securities traded in the over-the-counter-market are valued at the average reported sales or bid price on the last business day of the Plan year.

Investments in collective trust funds are valued based on information provided by the Plan's investment trustee. The financial statements of the collective trust funds are audited annually by independent accountants. Values for such funds are determined based upon the values of their respective underlying investments as follows:

          Publicly-traded securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported sale or bid price as available.

          Investment   contracts  are  valued  at  contract  value.   Investment
          contracts held by the collective trust fund are written to be fully benefit responsive.

          Cash and cash equivalents include interest bearing cash and money-market investments are valued at amortized cost, which approximates fair value.

Loans to participants are valued at the unpaid principal amount of the loan.

Purchases and sales of securities are reflected on a trade date basis. The basis of all securities sold is determined by average cost.

Dividend and interest income from investments is recorded as earned on an accrual basis and allocated to participants based upon the participant's proportionate share of assets in each investment fund.

Net appreciation (depreciation): The Plan presents in the statement of changes in net assets, with fund information, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses: Administrative expenses and trustee fees are paid by the Company.

Uses of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENTS

Investments held for trading purposes consist of the following at December 31:

                                                   1995                     1994
                                           --------------------     ---------------------
                                            Units    Fair Value       Units   Fair Value
                                           ----------------------------------------------
Investments at Fair Value
Cash and cash equivalents ...........       51,694   $   51,694       92,097   $   92,097
Determined by Quoted Market Price:
   PrimeSource Common stock .........      117,504      690,336      151,147    1,473,546
Determined by Trustee:
   Common Collective Investment Funds
   (Wells Fargo Institutional Trust)
     Asset Allocation Fund ..........      207,032    3,983,295      211,937    3,153,625
     Income Accumulation Fund .......      117,204    2,200,994      190,850    2,222,737
     S&P 500 Stock Fund .............      105,251    2,375,509      114,677    1,886,436
Estimated Fair Value:
   Participant loans ................                   190,604                   251,324
                                          -----------------------------------------------

                                                     $9,492,432                $9,079,765
                                          ===============================================

Refer to schedule on page 11 for cost information.

The following summarizes the net appreciation (depreciation) in fair value for each class of investment for the year ended December 31:

Description                                           1995               1994
- - --------------                                  -------------      -------------
Common stock .............................       $  (499,511)       $  (338,061)
Collective investment funds ..............         1,631,664             85,296)
                                                -------------      -------------
                                                 $ 1,132,153        $  (423,357)
                                                =============      =============

Concentration of Credit Risk
Financial instruments which subject the Plan to a concentration of credit risk at December 31, 1995, consist of investments of Plan assets in five separate funds with Wells Fargo Bank.


NOTE D - INCOME TAX STATUS

     The Company has received a ruling from the Internal Revenue Service stating that the Plan and trusts are qualified under Section 401(a) of the Internal Revenue Code (IRC) and are exempt from taxation. The Plan is required to operate in conformity with the applicable IRC provisions to maintain its qualification. The Pension Administration Committee is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

NOTE E - PURCHASE OF T.K. GRAY

     On March 1, 1994, the Company purchased substantially all of the assets and assumed certain of the liabilities of T.K. Gray, Inc., a regional distributor of graphics arts and printed circuit supplies and equipment. T.K. Gray, Inc. had 74 employees at March 1, 1994 who were retained by Momentum. Those employees are eligible to participate in the Plan effective April 15, 1994. The assets of the T.K. Gray, Inc. Profit Sharing/Savings Plan were combined with the Plan.

LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT

MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
As of December 31, 1995


                                                                         Current
Identity of Issue                             Shares          Cost        Value
- - --------------------------------------------------------------------------------

Wells Fargo Institutional Trust
Employee Retirement Cash
Management Portfolio .................        51,694    $   51,694   $    51,694

PrimeSource Corporation
Common Stock .........................       117,504     1,065,652       690,336

Wells Fargo Institutional Trust
Asset Allocation Fund ................       207,032     2,982,060     3,983,295

Wells Fargo Institutional Trust
Income Accumulation Fund .............       177,204     2,200,994     2,200,994

Wells Fargo Institutional Trust
S&P 500 Stock Fund ...................       105,251     1,715,082     2,375,509

Participant loans at
rates from 7% to 10.392% .............                           0       190,604
                                                                      ----------

Total ................................                                $9,492,432
                                                                      ==========

LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
For the Year Ended December 31, 1995


                                           Total         Total Dollar            Total       Total Dollar
                                         Number of         Value of            Number of       Value of
                                         Purchases        Purchases              Sales           Sales        Net Gain(Loss)
                                     ------------------------------------------------------------------------------------------


*Category (iii) -- Series of Transactions in Excess of 5% of Plan Assets


Wells Fargo Institutional Trust
      Asset Allocation Fund ...                70          $543,022                37          $653,224          $128,954


Wells Fargo Institutional Trust
      Income Accumulation Fund                 58           765,674                44           942,738                 0


Wells Fargo Institutional Trust
      S&P 500 Stock Fund ......                66           402,644                35           605,362           123,854





There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1995.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                  MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
                ----------------------------------------------

Date  June 29,1996                              BY /s/ROBERT J. MILLER
                                                   ROBERT J. MILLER
                                                   PLAN COMMITTEE MEMBER